August 7, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:        Brian Cascio, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Julie Sherman, Staff Accountant
Re:    Intermolecular, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
Form 8-K dated April 25, 2013
Filed April 25, 2013
File No. 001-35348

Dear Mr. Cascio:
On behalf of Intermolecular, Inc., a Delaware corporation (the “Company”) we hereby submit this letter in response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from the Staff dated July 25, 2013 (the “Staff Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Current Report on Form 8-K filed on April 25, 2013. The following response is numbered in accordance with the comments in the Staff Letter. For your convenience, we restate the comment from the Staff Letter in bold before the response.

In connection with the Company’s response to the comment set forth in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Dated April 25, 2013

1.
We note that you present the non-GAAP information and the related reconciliation required by S-K Item 10(e) in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

The Company has noted the Staff’s comment and will revise the manner in which it presents reconciliations to non-GAAP items on its income statement. In future filings, rather than include an “adjusted” income statement, the Company will provide reconciliations only for the most directly comparable financial measure calculated and presented in accordance with GAAP.

*    *    *

We hope the foregoing is responsive to your comments. Please indicate receipt of this response by date stamping the enclosed copy of this letter and returning it in the envelope provided. Please do not hesitate to contact me by telephone at +1.408.582.5450, fax at +1.408.582.5401 or email at sjaggi@intermolecular.com if you have any questions or further comments regarding the foregoing.
Very truly yours,
/s/ Sandeep Jaggi
Sandeep Jaggi
General Counsel
Intermolecular, Inc.

cc:	David Lazovsky, Intermolecular, Inc.
Reed Birnbaum, Intermolecular, Inc.
Patrick A. Pohlen, Latham & Watkins LLP
Jim Morrone, Latham & Watkins LLP